UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 44)*

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, nominal value 0.005 rubles per share

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf
Eco Telecom Limited
Suite 2
4 Irish Place
Gibraltar
+350 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event which Requires Filing of this Statement)

With a copy to:

Alexey Reznikovich
Altimo Holdings & Investments Limited
Str. Novy Arbat, build. 21
GSP-2
119992 Moscow, Russia
+7 (495) 981-4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person

OO, HC

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Altimo Holdings & Investments Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person

OO, HC
0

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person

OO, HC
0

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

0
14.	Type of Reporting Person

OO

Item 1.  Security and Issuer.

This Amendment No. 44 (this “Amendment”) to the Statement on Schedule 13D relates to the common stock, nominal value 0.005 rubles per share (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”). The initial Statement on Schedule 13D, previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001 (as amended and supplemented by Amendment Nos. 1 through 44, the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2.  Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Eco Telecom;

(ii)	Altimo Holdings & Investments Limited (formerly known as Alfa Telecom Limited) (“Altimo”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

The Statement, as amended hereby, relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo is a British Virgin Islands company, with its principal address at Trident Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to function as a holding company. Altimo is the sole shareholder of Eco Telecom.  Current information concerning the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Altimo. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation, with its principal address at Am Schraegen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As stated below, on April 21, 2010, Eco Telecom completed the exchange of all its VimpelCom shares (comprised of 18,964,799 VimpelCom common shares and 6,426,600 VimpelCom preferred shares) pursuant to the Offers (as defined in Item 4) in exchange for 379,295,980 VimpelCom Ltd. common DRs, each representing one share of VimpelCom Ltd. common stock, and 128,532,000 VimpelCom Ltd. preferred DRs, each representing one share of VimpelCom Ltd. preferred stock.

Item 4. Purpose of Transaction.

On October 5, 2009, Altimo, Eco Telecom and certain of their affiliates (collectively, the “Alfa Parties”) and Telenor ASA, Telenor East Invest AS, Telenor Mobile Communications AS and certain of their affiliates (collectively, the “Telenor Parties”) announced that they had entered into a series of agreements, including a Share Exchange Agreement dated October 4, 2009 (the “Share Exchange Agreement”), with respect to their ownership interests in VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”). On February 9, 2010, VimpelCom Ltd., a Bermuda company jointly owned by Telenor East Invest and Eco Telecom, commenced an exchange offer to acquire all of the outstanding shares, including those represented by American Depositary Shares (“ADSs”), of VimpelCom pursuant to a prospectus sent to all shareholders of VimpelCom who were U.S. holders and to all holders of VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on April 15, 2010, and the Russian Offer expired at 11:59 p.m. Moscow time on April 20, 2010. The U.S. Offer was made pursuant to a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials, and a Schedule TO, each of which were filed with the Commission.

     On April 21, 2010, Eco Telecom completed the exchange of all its VimpelCom shares (comprised of 18,964,799 VimpelCom common shares and 6,426,600 VimpelCom preferred shares) pursuant to the Offers in exchange for 379,295,980 VimpelCom Ltd. common DRs, each representing one share of VimpelCom Ltd. common stock, and 128,532,000 VimpelCom Ltd. preferred DRs, each representing one share of VimpelCom Ltd. preferred stock. Following the completion of the Offers, the Reporting Persons no longer have any beneficial ownership interest in VimpelCom securities.

Item 5. Interest in Securities of the Issuer.

(a) Prior to April 21, 2010, the Reporting Persons beneficially owned 18,964,799 common shares of VimpelCom (and 6,426,600 preferred shares of VimpelCom).  As of April 21, 2010, the Reporting Persons no longer have any beneficial ownership interest in VimpelCom securities.

(b) None.

(c) As stated above, on April 21, 2010, Eco Telecom completed the exchange of all its VimpelCom shares, comprised of 18,964,799 VimpelCom common shares and 6,426,600 VimpelCom preferred shares, in exchange for 379,295,980 VimpelCom Ltd. common DRs, each representing one share of VimpelCom Ltd. common stock, and 128,532,000 VimpelCom Ltd. preferred DRs, each representing one share of VimpelCom Ltd. preferred stock.

(d) The Reporting Persons received all of the proceeds from the exchange of VimpelCom shares for VimpelCom Ltd. DRs.

(e) As stated above, on April 21, 2010, Eco Telecom completed the exchange of all of its VimpelCom shares pursuant to the Offers in exchange for 379,295,980 VimpelCom Ltd. common DRs and 128,532,000 VimpelCom Ltd. preferred DRs.  Following the completion of the Offers, the Reporting Persons no longer have any beneficial ownership interest in VimpelCom securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

The Index of Exhibits is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: April 28, 2010	ECO TELECOM LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: April 28, 2010	ALTIMO HOLDINGS & INVESTMENTS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: April 28, 2010	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Director

Date: April 28, 2010	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
	Name:	Franz Wolf
	Title:	Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Manager, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Anatoly Ballo Director (Russia)	Businessman	Akademika Sakharova Prospekt, 9, GSP-6, 107996, Moscow, Russia

Directors and Officers of Altimo Holdings & Investments Limited

Name/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Group Limited	European Liaison Office Trident Centre, Fifth floor 115 Griva Digeni Avenue CY-3101 Limassol Cyprus

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	Bolshoy Savvinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Alexey Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, OOO ALTIMO	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talstr. 66, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14 P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven (Russia)	President, OJSC “Alfa-Bank”	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman (Russia)	Chairman of the Supervisory Board of Alfa Group Consortium/Chairman of the Board of Directors of OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

German Khan (Russia)	Executive Director, OAO “TNK-BP Management”	18/2, Schipok Street 115093 Moscow, Russia

Lev Khasis (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Srednyaya Kalitnikovskaya Street 28-4, 109029 Moscow, Russia

Andrei Kosogov (Russia)	Chairman of the Board of Directors of Alfa Asset Management	12 Prospect Academic Sakharov, 107078 Moscow, Russia

Alexey Kuzmichev (Russia)	Chairman of the Advisory Committee of A1 Group Limited	21 Novy Arbat Street, 10th floor, office 1046, 121019 Moscow, Russia

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, CTF Holdings Ltd.	Office 351, Floor 5, entrance 3, building 11, Bolshoi Savinskiy pereulok, 119435

Alexey Reznikovich (Russia)	Chief Executive Officer, OOO ALTIMO	Str. Novy Arbat, build. 21 GSP-2 119992 Moscow, Russia

Andrey Zemnitsky (Russia)	President of Investment Company A1 LLC	12 Krasnopresenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

Vladimir Ashurkov (Russia)	Director of Group Portfolio Management and Control	Bolshoy Savinitsky per., d. 11, pod. 3, 5th floor, office No. 351, 119435 Moscow, Russia

Petr Zolotarev (Russia)	Chief Executive Officer, LLC Management company "Regional United Systems Vodokanal"	Gamsonovsky pereulok, 2, bld. 4 115191, Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index of Exhibits

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation